Exhibit 99.3

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

May 1, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

	(a)	John P. Bell	Carried	537,175,016 (99.53%)	2,553,237 (0.47%)

	(b)	Beverley A. Briscoe	Carried	537,605,384 (99.61%)	2,122,869 (0.39%)

	(c)	Peter J. Dey	Carried	534,613,269 (99.05)	5,114,984 (0.95%)

	(d)	Douglas M. Holtby	Carried	534,857,743 (99.10%)	4,870,510 (0.90%)

	(e)	Charles A. Jeannes	Carried	537,695,742 (99.62%)	2,032,511 (0.38%)

	(f)	Clement A. Pelletier	Carried	536,767,685 (99.45%)	2,960,568 (0.55%)

	(g)	P. Randy Reifel	Carried	536,157,742 (99.34%)	3,570,511 (0.66%)

	(h)	Ian W. Telfer	Carried	533,742,875 (98.89%)	5,985,378 (1.11%)

	(i)	Blanca Treviño	Carried	536,860,379 (99.47%)	2,867,874 (0.53%)

	(j)	Kenneth F. Williamson	Carried	537,320,638 (99.55%)	2,407,615 (0.45%)

Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration		Carried	591,938,215 (99.35%)	3,879,756 (0.65%)

Votes By Ballot
			Outcome of Vote	Votes For	Votes Withheld
3.	Approve certain amendments to the restricted share unit plan of the Company		Carried	503,975,542 (93.38%)	35,752,624 (6.62%)

4.	Approve an amendment to the stock option plan of the Company		Carried	481,265,149 (89.17%)	58,462,600 (10.83%)

5.	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation		Carried	403,608,340 (74.78%)	136,119,405 (25.22%)